For Release: November 20, 2025 Attention: Business Editors VERSABANK LAUNCHES ENHANCED CMHC LENDING PROGRAM: EXPECTED TO GENERATE A MINIMUM OF $2 MILLION IN INCREMENTAL REVENUE IN FISCAL 2026 WITH DE MINIMIS ADDITIONAL OPERATING EXPENSES – Bank Applauds Prime Minister Mark Carney and Finance Minister François-Philippe Champagne on Multi-Residential Housing Initiatives in Federal Budget, Further Supporting Bank’s Enhanced CMHC Program – LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it has enhanced its Canadian Mortgage and Housing Corporation (“CMHC”) insured lending program such that the Bank will begin utilizing its Canadian Mortgage Bond (“CMB”) Program allocation capacity to invest in CMHC-insured multi-unit residential (“MUR”) term mortgages originated by partners who are well-established leaders in the Canadian MUR mortgage industry (the “Mortgage Originator”) (the “Enhanced CMHC Program”). The Enhanced CMHC Program, which requires minimal regulatory capital, is expected to contribute a minimum of $2 million of incremental revenue to the Bank in fiscal 2026 with de minimis additional operating costs. “This new income stream within our already very successful CMHC Lending Program is another example of VersaBank leveraging our proprietary banking technology and specific expertise to capitalize on unique opportunities in the banking industry and use our operating leverage to drive earnings growth and value for our shareholders, while further mitigating risk,” said David Taylor, Founder and President, VersaBank. “The incremental profitability generated by our Enhanced CMHC Program in fiscal 2026 will complement the anticipated continued growth from the strong momentum in the ramp up of our unique and attractive Receivable Purchase Program financing solution in the United States, as well as continued steady growth in Canada.” VersaBank will earn a fixed fee on the securitization and sale into the CMB Program of the Enhanced CMHC Program mortgages, which reside on the balance sheet of the Canada Housing Trust, which issues CMBs. The Enhanced CMHC Program does not affect the Bank’s existing CMHC-insured MUR construction mortgages that currently reside on its balance sheet or the more than $920 million in commitments for such. It does, however, create the opportunity for VersaBank to transfer these existing and potential future mortgages to the Enhanced CMHC Program for which VersaBank would earn incremental fees over and above the current yield on those mortgages. 2025 Canadian Federal Budget Further Supports Bank’s Enhanced CMHC Program VersaBank today also applauded Canadian Prime Minister Mark Carney and Finance Minister François- Philippe Champagne on the multi-residential housing initiatives outlined in the 2025 Federal Budget, which was passed on November 17, 2025. Specifically, the 2025 Federal Budget provides for an increase in the CMB annual issuance limit to $80 billion from $60 billion, starting in 2026, to support the construction and financing of more multi-unit rental housing, which are critical to increasing the housing supply and providing affordable housing to Canadians. The higher CMB issuance limit is expected to provide VersaBank with additional potential opportunity for its Enhanced CMHC Program. “The federal government’s plan to expand access to cost-effective mortgage funding for lenders to support the construction of new multi-unit housing across the country is a significant and much needed initiative for our country, said David Taylor, Founder and President, VersaBank. “As we have done for decades, VersaBank is proud to play an integral role in the provision of multi-residential housing throughout Canada, especially at this time of urgent need for our country.” About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minneapolis-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary tokenized deposits. VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward- looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services;

changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank's anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2024. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management's discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management's discussion and analysis or made from time to time by the Bank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X